SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the Year Ended December 31, 2004	Commission file number 1-11463

HILTON HOTELS 401(k) SAVINGS PLAN

(Full title of the plan)

Hilton Hotels Corporation
9336 Civic Center Drive
Beverly Hills, California 90210

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

36-2058176

(I.R.S. Employer Identification No.)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
Hilton Hotels 401(k) Savings Plan
Year ended December 31, 2004
with Report of Independent Registered Public Accounting Firm

Hilton Hotels 401(k) Savings Plan

Financial Statements and Supplemental Schedules

Year ended December 31, 2004

Report of Independent Registered Public Accounting Firm

The Administrative Committee and Participants
Hilton Hotels 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Hilton Hotels 401(k) Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 and schedule of delinquent participant contributions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP
Los Angeles, California
June 23, 2005

Hilton Hotels 401(k) Savings Plan

Statements of Net Assets Available for Benefits

(In thousands)

	December 31
	2004	2003
Assets
Investments, at fair value	$532,465	$463,538

Non-interest bearing cash	1,514	80

Receivables:
Interest and dividends	1	44
Participant contributions	26	531
Employer contributions	14	278
Due from broker for securities sold	756	1,299
Total receivables	797	2,152

Total assets	534,776	465,770

Liabilities
Due to broker for securities purchased	2,258	1,360
Total liabilities	2,258	1,360
Net assets available for benefits	$532,518	$464,410

See accompanying notes.

Hilton Hotels 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

(In thousands)

Additions:
Contributions:
Participant contributions	$41,291
Employer contributions	21,040
Rollover contributions	3,141
Total contributions	65,472

Investment income:
Interest and dividends	8,380
Net appreciation in fair value of investments	36,481
Total additions	110,333

Deductions:
Benefits paid to participants	41,692
Administrative expenses	533
Total deductions	42,225

Net increase	68,108

Net assets available for benefits, beginning of year	464,410
Net assets available for benefits, end of year	$532,518

See accompanying notes.

Hilton Hotels 401(k) Savings Plan

Notes to Financial Statements

December 31, 2004

1. Plan Description

The following description of the Hilton Hotels 401(k) Savings Plan (the Plan), formerly the Hilton Hotels Thrift Savings Plan, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering eligible employees of Hilton Hotels Corporation (the Company and Plan Sponsor) and affiliated companies that have adopted the Plan and have been approved by the Company’s Board of Directors as being eligible for participation. The Hilton Hotels Thrift Savings Plan was established effective January 1, 1979, and was subsequently restated on November 6, 1996. Effective January 1, 2001, the Hilton Hotels Thrift Savings Plan was amended and the name of the Plan was changed to the Hilton Hotels 401(k) Savings Plan. The Company and participating affiliated companies are herein collectively referred to as “Hilton.” The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Participation in the Plan is voluntary. Each employee of Hilton who is not covered by a collective bargaining agreement (unless such agreement provides for participation) is eligible to participate after attainment of age 21 and completing one year of service, as defined in the Plan document.

The Plan is administered by a committee (the Plan Administrator) appointed by the Company’s Board of Directors. Wachovia Trust Company acts as trustee and recordkeeper.

Contributions

Participants may contribute from 1% to 50% of their compensation on a pre-tax basis each year. The Company contributes an amount equal to 100% of the first 3% of a participant’s contributions and 50% of a participant’s contributions to the extent contributions exceed 3%, but do not exceed 5% of a participant’s compensation.

The Plan was amended effective January 1, 2002, such that the maximum Matching Company Contributions, as defined in the Plan document, made on behalf of any participant during a plan year shall not exceed the annual limitation contained in the Internal Revenue Code (the Code) Section 402(g)(5).

Each participant may contribute to the Plan any amount which is attributable to a distribution from another qualified plan if such distribution meets the requirements for a tax-free rollover. Contributions are subject to certain limitations of the Code.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and a daily allocation of Plan earnings, based on the participant’s share in the income, gains or losses of the investment funds in which assets are invested.

Vesting

Effective January 1, 2001, participants are immediately vested in both their contributions and in the Company’s Matching Contributions, plus actual earnings thereon.

Forfeitures

Forfeitures pertaining to nonvested balances of participants who terminated prior to January 1, 2001, employer match refunds and stale uncashed checks may be used to pay expenses and fees in connection with the administration of the Plan or may be used to reduce employer matching contributions. Forfeitures totaled approximately $449,000 and $522,000 at December 31, 2004 and 2003, respectively. During the year ended December 31, 2004, employer matching contributions were reduced by approximately $387,000 from forfeited accounts.

Investment Options

Participants may direct their employee and employer contributions in 1% increments with certain limitations, in one of, or a combination of, the various investment options provided in the Plan.

Participant Loans

Each participant may borrow from his/her fund account a minimum of $1,000 up to a maximum of the lesser of $50,000 reduced by the outstanding balance of other loans, or 50% of the value of his/her vested balance. Loan transactions are treated as transfers to or from the account from which they are made. Loan terms range up to five years, unless the loan is used for the purchase of a primary residence, in which case the loan term is up to 15 years. Each loan is secured by the balance in the participants’ account. Loans bear interest at a fixed rate equal to the prime rate on the last day of the month preceding the month in which the loan is made. As of December 31, 2004, interest rates on outstanding loans ranged from 4% to 10.5%. Principal and interest are payable in equal installments over the loan term.

Payment of Benefits

On termination of service, including termination due to death, disability or retirement, a participant or his/her beneficiary generally receives the value of the participant’s vested interest in his/her account in one lump-sum distribution. If a participant’s account exceeds $5,000, the participant’s written consent as to election of distribution must be obtained prior to distribution.

Withdrawals

If a participant has a financial hardship, as defined in the Plan document, the participant may be eligible to take a hardship withdrawal from his/her account. In addition, a participant may withdraw amounts from his/her after-tax contributions and rollover contributions at any time for any reason.

Plan Termination and Amendment

Although the Company expects to continue the Plan indefinitely, the Company has the right under the Plan to discontinue the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. The Board of Directors of the Company reserves the right to amend all or any part of the Plan at any time.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments in mutual funds and common stock are stated at fair value based on quoted market prices. Interest and non-interest bearing cash and participant loans are valued at cost, which approximates fair value. Investments in common trust funds are stated at estimated fair values, which have been determined based on the unit value of the funds.

The Hilton Hotels Corporation Stock Fund (the Fund) is tracked on a unitized basis. The Fund consists of Hilton Hotels Corporation common stock and cash sufficient to meet the Fund’s daily cash needs. Unitizing the Fund allows for daily trades. The value of a unit reflects the combined value of the Hilton Hotels Corporation common stock and the cash held by the Fund.

Purchases and sales of investments are recorded on the trade date. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Net Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Risks and Uncertainties

The Plan provides for various investment options in investment securities. Investment securities are exposed to various risks such as interest rate, market and credit. The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. The Plan’s concentration of credit risk and market risk is dictated by the Plan’s provisions as well as those of ERISA and the participants’ investment preference.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

3. Tax Status of the Plan

The Plan has received a determination letter from the Internal Revenue Service dated April 11, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

4. Investments

The following table presents the fair value of investments that represent 5% or more of the Plan’s net assets as of December 31, 2004 and 2003 (in thousands):

	2004	2003
Investments at fair value:
Mutual funds:
Fidelity Investments Growth Company Fund	$87,038	$75,046
GE Institutional S&P 500 Index Fund	86,586	75,763
GE Institutional U.S. Equity Fund	*	24,151
American Funds Balanced Fund	88,870	76,227
PIMCO Total Return Fund	39,384	38,287
Common trust fund:
SEI Trust Company Stable Asset Fund	110,145	107,560

*Amount represents less than 5% of net assets at year end.

During the year ended December 31, 2004, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value as follows (in thousands):

Mutual funds	$28,117
Common trust fund	3,952
Common stock	4,412
$36,481

5. Party-In-Interest Transactions

Certain Plan investments are managed by the trustee or are shares of stock of Hilton; therefore, these transactions qualify as party-in-interest transactions.

6. Subsequent Event

Effective January 1, 2005, the Plan was amended to change the eligibility requirements for employees to the date following the date an employee completes 90 consecutive days of Eligibility Service, as defined in the plan document.

The Plan was amended in 2005 to (1) state the Plan Administrator’s authority to establish and implement policies and procedures to limit or preclude excessive or abusive trading practices and (2) to reduce the threshold for automatic distribution of account balances upon termination from $5,000 to $1,000 effective as of March 28, 2005.

Supplemental Schedules

Hilton Hotels 401(k) Savings Plan

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

EIN: 36-2058176   Plan: 101

Year ended December 31, 2004

Participant Contributions Transferred Late to the Plan	Total that Constitute Nonexempt Prohibited Transactions

$ 427,059	$ 427,059

Hilton Hotels 401(k) Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 36-2058176    Plan: 101

December 31, 2004

(In thousands, except for share information)

Identity of Issue	Description of Investment, including Maturity Date, Current Rate of Interest and Maturity Value	Current Value

Hilton Common Stock Fund:
*Hilton Hotels Corporation	Common Stock, 734,230 shares	$16,696
Evergreen Institutional	Money Market	843

Mutual Funds:
Fidelity Investments	Growth Company Fund, 1,552,307.36 shares	87,038
GE Institutional	S&P 500 Index Fund Institutional Class, 7,535,731.88 shares	86,586
GE Institutional	U.S. Equity Fund Service Class, 2,181,393.52 shares	26,024
Templeton	Foreign Fund, 1,863,738.92 shares	22,868
American Funds	Balanced Fund, 4,937,228.28 shares	88,870
PIMCO	Total Return Fund, 2,971,872.35 units	39,384
Various	Self Managed Account	1,928
Neuberger Berman	Genesis Institutional, 627,598.99 shares	25,637

Common Trust Fund:
SEI Trust Company	Stable Asset Fund, 9,857,788.82 units	110,145

Evergreen Institutional	Money Market	242

*Participant Loans	With interest rates ranging from 4% to 10.5%	26,204
Total investments		$532,465

*Represents a party-in-interest as defined by ERISA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HILTON HOTELS 401(k) SAVINGS PLAN

DATED: June 23, 2005	By	/s/ ROBERT LA FORGIA
Robert La Forgia Chair, Pension and Thrift Committee